January 13, 2010

Joseph M. Solomon
President and Chief Executive Officer
Fairmount Bancorp, Inc.
8216 Philadelphia Road
Baltimore, Maryland 21237

RE: Fairmount Bancorp, Inc.
   Form S-1
   Filed December 17, 2009
   File Number 333-163797

Dear Mr. Solomon:

   We have conducted a review of the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How we determined the Offering Range…, page 4

1.   We note that each of members of the peer group are substantially larger that your company. We presume that the reason for this is because there is no other company that is similar in size and characteristics. If this is the case, please briefly mention in this section.

After-Market Performance Information, page 7

2.   Please revise to replace the percentage price information with, or include in the chart, dollar price information and to summarize the general market and economic conditions that may have affected the stock prices of the companies listed in the table. Please also address the limited number of mutual-to-stock conversions that closed during the period covered by the table as compared to prior periods.

3.   By footnote or otherwise, please disclose the reason for the 0.0% figures for St. Joseph Bancorp.

Benefits to Management…, page 7

4.   We note the table on page 8. Please quantify the dollar value benefit at the maximum adjusted offering level.

Our Policy Regarding Dividends, page 12

5.   Please advise us whether or not the board has any plans or understandings with respect to the payment of dividends. If the board does have any plans or understandings, consideration should be given to disclosing such plans or understandings, accompanied with appropriate cautionary language.

If Fairmount Bank's allowance for loan losses…, page 16

6.   Please disclose the dollar amount of the provision for loan losses on September 30, 2009 and December 31, 2008, and the dollar amount of non-performing assets on those dates.

Increases in FDIC insurance…, page 17

7.   Please disclose the premiums paid in 2008 and 2009 to the FDIC.

Our stock-based benefit plans…, page 21

8.   Please revise to disclose the expected 19% reduction in pro forma income for September 30, 2009, at the max adjusted level that results from the ESOP, stock award and stock option programs alone, not counting any increase in pay. Please also disclose that this produces a pro forma decrease in net income after the offering.

Management's Discussion and Analysis …,page 35

9.   If preliminary year end financial information or fourth quarter information is available
        when you file your next amendment, please include that preliminary information in
        capsule format and a brief management discussion and analysis.

Executive Officer Compensation, page 74

10.   Please revise to include the two years of information required by Item 402(n) of
        Regulation S-K.

Transactions with Certain Related Persons, page 77

11.   Pursuant to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K, please revise to refer to
        comparable loans with persons not related to the lender.

Note 7. Income Taxes, page F-15

12.   You disclose that you have not implemented recently issued provisions for accounting for
        uncertain tax positions. Your disclosure continues on to state, "Using that guidance, as
        of September 30, 2009, the Bank has no uncertain tax positions that qualify for either
        recognition or disclosure in the financial statements." It is unclear what you mean here
        and whether you are referring to the pre-existing or recently issued guidance. Please tell
        us why you have not implemented this recently issued accounting guidance, and tell us
        and revise to more clearly disclose the effect on your financial statements if you had
        properly implemented this accounting guidance. Additionally, please tell us how you
        determined the materiality of this apparent accounting error.

Exhibit 8

13.   We note that the tax opinion is not dated. The tax opinion must be current at the time of
        effectiveness. Please file the opinion shortly before you request effectiveness.

                                    *   *   *   *   *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish
to provide us with marked copies of the amendment to expedite our review by showing deleted
sections as strikethrough and added sections as underlining. Please furnish a cover letter with

your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact Mike Volley at 202-551-3437 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX to: Joseph M. Solomon
FAX number 866-893-1619